February 16, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:  DOMINION FUNDS, INC. REGISTRATION STATEMENT AMENDMENT NO. 32 UNDER THE SECURITIES ACT OF 1933 AND AMENDMENT NO. 33 UNDER THE INVESTMENT COMPANY ACT OF 1940

(Securities Act of 1933 Registration No. 33-49808; Investment Company Act of 1940 Registration No. 811-06727)

Ladies and Gentlemen:

Attached please find for filing pursuant to Rule 485 (a)(2) of the Securities Act of 1933, Post-Effective Amendment No. 32 to Dominion Funds, Inc.’s (“Trust”) Registration Statement on Form N-1A (“Amendment”).

This Amendment is filed for the purpose of registering a new series of shares of the Trust, representing interests in the Foxhall Gold and Precious Metals Fund. This Amendment is to become effective seventy-five days after filing, on May 1, 2012.

Please phone with any questions to the undersigned at (484) 588-2115.

Sincerely,

/S/ Gino Malaspina, Esq.

Cipperman & Company, LLC